UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

Level 5, 20 George Street, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Kate Hill

Kate Hill

Interim Company Secretary

Date 22 February 2017

NOVOGEN LIMITED

ABN 37 063 259 754

Interim Report

For the half-year ended 31 December 2016

Appendix 4D

Novogen Limited Appendix 4D Half-year report

1.	Company details

Name of entity: ABN: Reporting period: Previous period:	Novogen Limited 37 063 259 754 For the half-year ended 31 December 2016 For the half-year ended 31 December 2015

2.	Results for announcement to the market

				$

Revenues from ordinary activities	down	14.8	% to	143,255
Loss from ordinary activities after tax attributable to the owners of Novogen Limited	up	9.1	% to	(4,182,556)
Loss for the half-year attributable to the owners of Novogen Limited	up	9.1	% to	(4,182,556)

Dividends

There were no dividends paid, recommended or declared during the current financial period.

Comments

The loss for the consolidated entity after providing for income tax and non-controlling interest amounted to $4,182,556 (31 December 2015: $3,833,605).

Operating revenue for the half year ended 31 December 2016 was $143,255 compared to $168,091 for the half year ended 31 December 2015 and operating expenses for the half year ended 31 December 2016 was $3,969,579, compared to $3,080,825 in the previous corresponding period.

The loss for the half year ended 31 December 2016 includes Research and Development spending of $4,880,831 compared to $5,010,928 for the half year ended 31 December 2015.

The consolidated entity’s current assets at 31 December 2016 were $24,731,107 (June 2016 $34,089,696), with current liabilities of $2,523,503 (June 2016 $1,431,929).

3.	Net tangible assets

	Reporting period Cents	Previous period Cents

Net tangible assets per ordinary security	2.42	7.70

4.	Control gained over entities

Name of entities (or group of entities)	Glioblast Pty Ltd

Date control gained	31 October 2016

4.	Control gained over entities(continued)

$

Contribution of such entities to the reporting entity’s profit/(loss) from ordinary activities before income tax during the period (where material)	—

Profit/(loss) from ordinary activities before income tax of the controlled entity (or group of entities) for the whole of the previous period (where material)	—

Novogen Limited Appendix 4D Half-year report

5.	Loss of control over entities

Not applicable.

6.	Dividends

Current period

There were no dividends paid, recommended or declared during the current financial period.

Previous period

There were no dividends paid, recommended or declared during the previous financial period.

7.	Dividend reinvestment plans

Not applicable.

8.	Details of associates and joint venture entities

Not applicable.

9.	Foreign entities

Details of origin of accounting standards used in compiling the report:

Not applicable.

10.	Audit qualification or review

Details of audit/review dispute or qualification (if any):

The financial statements were subject to a review by the auditors and the review report is attached as part of the Half Yearly Report.

11.	Attachments

Details of attachments (if any):

The Half Yearly Report of Novogen Limited for the half-year ended 31 December 2016 is attached.

12.	Signed

Signed		Date: 22 February 2017
John O’Connor Chairman

Novogen Limited

ABN 37 063 259 754

Half Yearly Report - 31 December 2016

Novogen Limited Directors’ report 31 December 2016

The directors present their report, together with the financial statements, on the consolidated entity (referred to hereafter as the ‘consolidated entity’) consisting of Novogen Limited (referred to hereafter as the ‘company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the half-year ended 31 December 2016.

Directors

The following persons were Directors of Novogen Limited during the whole of the financial year and up to the date of this report, unless otherwise stated:

John O’Connor

Bryce Carmine

Steven Coffey

Iain Ross

Ian Phillips

James Garner

Peter Gunning (resigned on 5 September 2016)

Principal activities

During the financial year the principal continuing activity of the consolidated entity consisted of pharmaceutical research and development.

Review of operations

The loss for the consolidated entity after providing for income tax and non-controlling interest amounted to $4,182,556 (31 December 2015: $3,833,605).

The attached financial statements detail the performance and financial position of the consolidated entity for the half-year ended 31 December 2016.

Cash resources

At 31 December 2016, the consolidated entity had total funds of $18,599,635, comprising cash in hand and at bank of $11,599,635 and short term deposits of $7,000,000.

The lead R&D program for the consolidated entity is GDC-0084, a small-molecule dual inhibitor of the phosphatidylinositide 3-kinase (PI3K) pathway and the mammalian target of rapamycin (mTOR), which was licensed from Genentech Inc. in October 2016. GDC-0084 has completed a 47-patient phase I clinical study under Genentech in patients with progressive or recurrent high grade glioma, which showed the drug to be generally safe and well-tolerated, and which provided signals of potential clinical activity. The development candidate is distinguished from the majority of molecules in this class by its ability to cross to the blood-brain barrier, which has been demonstrated in multiple animal species and confirmed in human clinical data. The company convened an Advisory Board of experts in January 2017 to advise it on Phase II development of GDC-0084 and anticipates initiating a Phase II clinical trial in 2017.

Cantrixil (TRX-E-002-1) is the lead development candidate arising from our proprietary super-benzopyran (‘SBP’) technology. Cantrixil has been designed to be injected into the peritoneal cavity with the aim of inducing cell death in both differentiated cancer cells and cancer initiating cells, the latter of which are thought to be primarily responsible for cancer recurrence post chemotherapy. Researchers from Yale recently published an article on Cantrixil pharmacology in ovarian cancer in the American Association for Cancer Research Journal of Molecular Cancer Therapeutics1. The toxicology and safety pharmacology of Cantrixil was presented at the 2016 Annual Meeting of the American Association for Cancer Research and published in the peer-reviewed journal Cancer Chemotherapy and Pharmacology2. Following submission of an Investigational New Drug (IND) Application to the US FDA in 2016, Cantrixil was granted approval in September 2016 to commence first-in-human clinical studies. The first patient was enrolled into a phase I clinical study in November 2016. The study is being conducted at sites in the US and Australia. It is anticipated that the study will enroll up to 60 patients. The study is expected to complete in 2018. The primary aim of this phase I study is to assess the safety, tolerability and pharmacokinetics of intraperitoneal (IP) administration of Cantrixil in patients with recurrent or refractory ovarian cancer, fallopian tube cancer or primary peritoneal cancer. A secondary aim is to look for evidence of activity using surrogate markers of response or direct tumor imaging modalities. The FDA has granted Cantrixil Orphan Drug Designation for ovarian cancer.

Novogen Limited Directors’ report 31 December 2016

Anisina (ATM-3507) is a small molecule targeting the actin microfilaments called tropomyosin Tpm3.1. Using molecular techniques such as RNA silencing, Tpm3.1 has been characterised as a novel onco-target and has been shown to be essential for tumor cell survival. In vitro studies confirm that inhibition of Tpm3.1 with tpm3.1-targeted small molecules impacts the structural integrity of the cancer cell cytoskeleton causing the cancer cell to die. Pre-clinical studies in animal models of human cancer demonstrate that ATM-3507 enhances the anti-tumor effect of one of the most widely prescribed classes of anti-cancer agents, the anti-microtubules, when used in combination. Novogen has manufactured both the drug substance and drug product to cGMP standard using methodologies that are scale-able. We are now in process of manufacturing the drug product for a first-in-human trial. Novogen is finalising the safety evaluation of ATM-3507 with the aim of gaining Investigational New Drug (IND) status with the US FDA. The safety evaluation will elucidate the toxicity profile for the compound which can be correlated with dose in two mammalian species. This information will assist the company to determine a starting dose in humans, and establish AE/SAE monitoring criteria in the human clinical trials. We anticipate taking ATM-3507 through to the clinic as an IV delivered compound used in combination with taxanes or vinca alkaloids. The FDA recently granted ATM-3507 Orphan Drug Designation for neuroblastoma. Pending the outcome of the IND-enabling program and discussions with the FDA, the first-in-human studies are predicted to start in 2017.

Trilexium (TRX-E-009-1) is at an earlier stage of pre-clinical development compared with Anisina and Cantrixil. We have made progress in optimising the formulation to take forward for further development. Preclinical studies demonstrate that TRX-E-009-1 has potent anti-cancer activity across a panel of cancer cells representative of different cancer types, and has been shown to induce cell death via both caspase-dependent and -independent pathways. Using IV delivery, external contract research organizations and our research collaborators have demonstrated that TRX-E-009-1 elicits strong, dose-dependent tumor growth inhibition in several animal models of adult and pediatric cancer as a monotherapy, and enhances the anti-tumour effect of several targeted therapeutic agents when used in combination. Once the preclinical program is complete, the company will determine whether to progress the program to IND-enabling studies.

References

1.	Alvero AB, Heaton A, Lima E, Pitruzzello M, Sumi N, Yang-Hartwich Y, Cardenas C, Steinmacher S, Silasi DA, Brown D, Mor G. TRX-E-002-1 Induces c-Jun-Dependent Apoptosis in Ovarian Cancer Stem Cells and Prevents Recurrence In Vivo. Mol Cancer Ther. 2016 Jun;15(6):1279-90.
2.	Saif MW, Heaton A, Lilischkis K, Garner J, Brown DM. Pharmacology and toxicology of the novel investigational agent Cantrixil (TRX-E-002-1). Cancer Chemother Pharmacol. 2017 Feb;79(2):303-314.

Significant changes in the state of affairs

Issue of options to employees

The consolidated entity issued in aggregate 5,120,000 share options to its employees between 5 September 2016 and 23 November 2016.

The options were issued under the Employee Share Option Plan, which was approved by the Shareholders on 4 March 2015. The options vest in various tranches and have an exercise price ranging from $0.14 per option to $0.16 with expiry dates ranging from 5 September 2021 to 23 November 2021.

Acquisition of Glioblast and in-license of GDC-0084

On 31 October 2016, the consolidated entity announced that it had entered into a worldwide licensing agreement with Genentech, a member of the Roche Group, to develop and commercialise GDC-0084, a small molecule inhibitor of the phosphoinositide-3-kinase (PI3K) pathway. Contemporaneous with this transaction, the consolidated entity also acquired 100% of the share capital of Glioblast Pty Limited, which brings with it important capabilities and relationships to allow the consolidated entity to more effectively move forward with the GDC-0084 program.

First patient enrolment into the international phase 1 study of Cantrixil in ovarian cancer

On 6 December 2016, Novogen enrolled the first patient into a Phase 1 trial. It is anticipated that up to 60 patients will be recruited and that the study will run for approximately 18 months.

There were no other significant changes in the state of affairs of the consolidated entity during the financial half-year.

Matters subsequent to the end of the financial half-year

No matter or circumstance has arisen since 31 December 2016 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Novogen Limited Directors’ report 31 December 2016

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out immediately after this directors’ report.

This report is made in accordance with a resolution of Directors, pursuant to section 298(2)(a) of the Corporations Act 2001.

On behalf of the Directors

John O’Connor

Chairman

22 February 2017

Sydney

Level 17, 383 Kent Street

Sydney NSW 2000

Correspondence to:

Locked Bag Q800

QVB Post Office

Sydney NSW 1230

T +61 2 8297 2400

F +61 2 9299 4445

E info.nsw@au.gt.com

W www.grantthornton.com.au

Auditor’s Independence Declaration

To the Directors of Novogen Limited

In accordance with the requirements of section 307C of the Corporations Act 2001, as lead auditor for the review of Novogen Limited for the half-year ended 31 December 2016, I declare that, to the best of my knowledge and belief, there have been:

a	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b	no contraventions of any applicable code of professional conduct in relation to the audit.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

S M Coulton

Partner - Audit & Assurance

Sydney, 22 February 2017

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

Novogen Limited Contents 31 December 2016

General information

The financial statements cover Novogen Limited as a consolidated entity consisting of Novogen Limited and the entities it controlled at the end of, or during, the half-year. The financial statements are presented in Australian dollars, which is Novogen Limited’s functional and presentation currency.

Novogen Limited is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 5

20 George Street

Hornsby NSW 2077

A description of the nature of the consolidated entity’s operations and its principal activities are included in the directors’ report, which is not part of the financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 22 February 2017.

Novogen Limited Statement of profit or loss and other comprehensive income For the half-year ended 31 December 2016

		Consolidated
	Note	Dec 2016 $	Dec 2015 $

Revenue	3	143,255	168,091
Other income	4	4,459,562	4,090,053
Expenses
Research and development expense		(4,880,831)	(5,010,928)
General and administrative expense		(3,969,579)	(3,080,825)
Finance costs	5	—	(36)

Loss before income tax benefit		(4,247,593)	(3,833,645)
Income tax benefit	14	65,037	—

Loss after income tax benefit for the half-year		(4,182,556)	(3,833,645)
Other comprehensive income
Items that may be reclassified subsequently to profit or loss
Net exchange difference on translation of financial statements of foreign controlled entities, net of tax		(36,581)	(148,359)
Gain/(Loss) on the revaluation of available-for-sale financial assets, net of tax		1,113	(257)

Other comprehensive income for the half-year, net of tax		(35,468)	(148,616)

Total comprehensive income for the half-year		(4,218,024)	(3,982,261)

Loss for the half-year is attributable to:
Non-controlling interest		—	(40)
Owners of Novogen Limited		(4,182,556)	(3,833,605)

		(4,182,556)	(3,833,645)

Total comprehensive income for the half-year is attributable to:
Non-controlling interest		—	(205,102)
Owners of Novogen Limited		(4,218,024)	(3,777,159)

		(4,218,024)	(3,982,261)

		Cents	Cents
Basic earnings per share	16	(0.924)	(0.902)
Diluted earnings per share	16	(0.924)	(0.902)

The above statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes

Novogen Limited Statement of financial position As at 31 December 2016

		Consolidated
	Note	Dec 2016	Jun 2016
		$	$

Assets
Current assets
Cash and cash equivalents	6	18,599,635	33,453,140
Trade and other receivables		374,374	198,924
Income tax refund due		4,384	4,274
R&D rebate due		4,436,284	—
Other assets		1,316,430	433,358

Total current assets		24,731,107	34,089,696

Non-current assets
Available-for-sale financial assets		13,964	12,851
Property, plant and equipment	7	551,255	591,763
Intangibles	8	19,954,973	822,241

Total non-current assets		20,520,192	1,426,855

Total assets		45,251,299	35,516,551

Liabilities
Current liabilities
Trade and other payables		2,369,369	1,300,045
Employee benefits		154,134	131,884

Total current liabilities		2,523,503	1,431,929

Non-current liabilities Deferred tax	14	5,823,534	—
Provisions		63,048	62,224
Trade and other payables		100,056	91,473
Deferred consideration		5,098,994	—

Total non-current liabilities		11,085,632	153,697

Total liabilities		13,609,135	1,585,626

Net assets		31,642,164	33,930,925

Equity
Contributed equity	9	193,769,409	191,301,217
Other contributed equity	10	600,000	1,716,101
Reserves	11	1,745,995	1,420,392
Accumulated losses	12	(164,473,240)	(160,506,785)

Total equity		31,642,164	33,930,925

Novogen Limited Statement of changes in equity For the half-year ended 31 December 2016

Consolidated	Issued capital $	Other contributed equity $	Reserves $	Accumulated losses $	Non-controlling interest $	Total equity $

Balance at 1 July 2015	190,404,198	1,716,101	989,721	(148,444,129)	(303,838)	44,362,053
Loss after income tax expense for the half-year	—	—	—	(3,833,605)	(40)	(3,833,645)
Other comprehensive income for the half-year, net of tax	—	—	(133,047)	—	(15,569)	(148,616)

Total comprehensive income for the half-year	—	—	(133,047)	(3,833,605)	(15,609)	(3,982,261)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs	781,651	—	—	—	—	781,651
Share-based payments (note 17)	115,368	—	(115,368)	—	—	—
Employee share-based payment options	—	—	28,841	—	—	28,841

Balance at 31 December 2015	191,301,217	1,716,101	770,147	(152,277,734)	(319,447)	41,190,284

Consolidated	Issued capital $	Other contributed equity $	Reserves $	Retained profits $	Non-controlling interest $	Total equity $

Balance at 1 July 2016	191,301,217	1,716,101	1,420,392	(160,506,785)	—	33,930,925
Loss after income tax benefit for the half-year	—	—	—	(4,182,556)	—	(4,182,556)
Other comprehensive income for the half-year, net of tax	—	—	(35,468)	—	—	(35,468)

Total comprehensive income for the half-year	—	—	(35,468)	(4,182,556)	—	(4,218,024)
Transactions with owners in their capacity as owners:
Contributions of equity, net of transaction costs (note 9)	(17,662)	—	—	—	—	(17,662)
Transfers	—	(216,101)	—	216,101	—	—
Exercise of convertible note	900,000	(900,000)	—	—	—	—
Employee share-based
payment options	—	—	361,071	—	—	361,071
Share-based payments	1,585,854	—	—	—	—	1,585,854

Balance at 31 December 2016	193,769,409	600,000	1,745,995	(164,473,240)	—	31,642,164

Novogen Limited Statement of cash flows For the half-year ended 31 December 2016

		Consolidated
	Note	Dec 2016 $	Dec 2015 $
Cash flows from operating activities
Loss after income tax benefit for the half-year		(4,182,556)	(3,833,645)
Adjustments for:
Depreciation and amortisation		554,120	304,122
Net gain on disposal of property, plant and equipment		—	(545)
Share-based payments		403,071	28,841
Foreign exchange differences		1,104	(1,221,800)
Interest accrued		298	—

		(3,223,963)	(4,723,027)
Change in operating assets and liabilities:
Increase in trade and other receivables		(4,516,986)	(2,897,173)
Increase in income tax refund due		—	(4,344)
Increase in prepayments		(882,993)	(232,634)
Increase in other operating assets		(94,891)	(14,173)
Increase/(decrease) in trade and other payables		1,068,678	(181,413)
Increase/(decrease) in employee benefits		21,022	(76,132)
Decrease in deferred tax liability		(65,037)	—
Increase in other provisions		8,585	91,582

Net cash used in operating activities		(7,685,585)	(8,037,314)

Cash flows from investing activities
Payment for purchase of business, net of cash acquired	14	(7,097,152)	—
Payments for property, plant and equipment	7	(9,328)	(488,987)
Payments for intangibles	8	(8,445)	(2,625)
Proceeds from disposal of property, plant and equipment		—	2,785
Proceeds from release of security deposits		—	(64,081)

Net cash used in investing activities		(7,114,925)	(552,908)

Cash flows from financing activities
Proceeds from issue of shares	9	—	852,867
Share issue transaction costs		(17,662)	(71,219)

Net cash from/(used in) financing activities		(17,662)	781,648

Net decrease in cash and cash equivalents		(14,818,172)	(7,808,574)
Cash and cash equivalents at the beginning of the financial half-year		33,453,140	44,371,486
Effects of exchange rate changes on cash and cash equivalents		(35,333)	1,068,632

Cash and cash equivalents at the end of the financial half-year		18,599,635	37,631,544

Novogen Limited Notes to the financial statements 31 December 2016

Note 1. Significant accounting policies

These general purpose financial statements for the interim half-year reporting period ended 31 December 2016 have been prepared in accordance with Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’ and the Corporations Act 2001, as appropriate for for-profit oriented entities. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’.

These general purpose financial statements do not include all the notes of the type normally included in annual financial statements. Accordingly, these financial statements are to be read in conjunction with the annual report for the year ended 30 June 2016 and any public announcements made by the company during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The principal accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, unless otherwise stated.

New or amended Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) that are mandatory for the current reporting period.

Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Note 2. Operating segments

Identification of reportable operating segments

The consolidated entity’s operating segment is based on the internal reports that are reviewed and used by the Board of Directors (being the Chief Operating Decision Makers (‘CODM’)) in assessing performance and in determining the allocation of resources.

The information reported to the CODM, on at least a monthly basis, is the consolidated results as shown in the statement of profit or loss and other comprehensive income and statement of financial position.

Note 3. Revenue

	Consolidated
	Dec 2016	Dec 2015
	$	$

Bank interest	143,255	168,091

Note 4. Other income

	Consolidated
	Dec 2016	Dec 2015
	$	$

Net foreign exchange gain	8,331	1,221,800
Net gain on disposal of property, plant and equipment	—	545
Government grants	7,000	2,000
Reimbursement of expenses	7,947	—
Research and development rebate	4,436,284	2,865,708

Other income	4,459,562	4,090,053

Novogen Limited Notes to the financial statements 31 December 2016

Note 5. Expenses

	Consolidated
	Dec 2016	Dec 2015
	$	$

Loss before income tax includes the following specific expenses:
Depreciation
Leasehold improvements	26,065	—
Property, plant and equipment	23,771	18,958

Total depreciation	49,836	18,958

Amortisation
Patents and intellectual property	501,843	285,052
Software	2,441	112

Total amortisation	504,284	285,164

Total depreciation and amortisation	554,120	304,122

Finance costs
Interest and finance charges paid/payable	—	36

Rental expense relating to operating leases
Minimum lease payments	157,774	103,176

Superannuation expense
Defined contribution superannuation expense	138,324	97,080

Note 6. Current assets - cash and cash equivalents

	Consolidated
	Dec 2016	Jun 2016
	$	$

Cash at bank and on hand	11,599,635	20,437,493
Short-term deposits	7,000,000	13,015,647

	18,599,635	33,453,140

Note 7. Non-current assets - property, plant and equipment

	Consolidated
	Dec 2016	Jun 2016
	$	$

Leasehold improvements - at cost	470,791	464,404
Less: Accumulated depreciation	(56,325)	(30,261)

	414,466	434,143

Plant and equipment - at cost	217,953	216,930
Less: Accumulated depreciation	(81,164)	(59,310)

	136,789	157,620

	551,255	591,763

Novogen Limited Notes to the financial statements 31 December 2016

Note 7. Non-current assets - property, plant and equipment (continued)

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	Leasehold	Plant and
	Improvement	equipment	Total
Consolidated	$	$	$

Balance at 1 July 2016	434,143	157,620	591,763
Additions	6,388	2,940	9,328
Depreciation expense	(26,065)	(23,771)	(49,836)

Balance at 31 December 2016	414,466	136,789	551,255

Note 8. Non-current assets - intangibles

	Consolidated
	Dec 2016	Jun 2016
	$	$

Licensing agreement - at acquired fair value (Note 14)	19,628,571	—
Less: Accumulated amortisation	(216,791)	—

	19,411,780	—

Patents and trademarks - at cost	2,850,517	2,850,517
Less: Accumulated amortisation	(2,315,559)	(2,030,507)

	534,958	820,010

Software - at cost	11,070	2,625
Less: Accumulated amortisation	(2,835)	(394)

	8,235	2,231

	19,954,973	822,241

Reconciliations

Reconciliations of the written down values at the beginning and end of the current financial half-year are set out below:

	Software	Patents and intellectual property	Total
Consolidated	$	$	$

Balance at 1 July 2016	2,231	820,010	822,241
Additions	8,445	—	8,445
Additions through business combinations (note 14)	—	19,628,571	19,628,571
Amortisation expense	(2,441)	(501,843)	(504,284)

Balance at 31 December 2016	8,235	19,946,738	19,954,973

Novogen Limited Notes to the financial statements 31 December 2016

Note 9. Equity - contributed equity

	Consolidated
	Dec 2016	Jun 2016	Dec 2016	Jun 2016
	Shares	Shares	$	$

Ordinary shares - fully paid	483,287,914	429,733,982	193,769,409	191,301,217

Movements in ordinary share capital

Details	Date	Shares	Issue price	$

Balance	1 July 2015	429,733,982		191,301,217
Issue of shares - Note 1	05 September 2016	400,000	$0.105	42,000
Issue of shares - Note 2	14 September 2016	20,000,000	$0.025	500,000
Issue of shares - Note 3	31 October 2016	17,153,932	$0.090	1,543,854
Issue of shares - Note 4	01 November 2016	16,000,000	$0.025	400,000
Share issue transaction costs		—	—	(17,662)

Balance	31 December 2016	483,287,914		193,769,409

Note 1 - Shares issued to the Company’s Scientific Advisory Board for no consideration in respect of share based payments

Note 2 - Issue of shares in relation to the conversion of part of the Triaxial convertible note

Note 3 - Issue of shares in relation to the acquisition of Glioblast Pty Ltd to support the development of GDC-0084

Note 4 - Issue of shares in relation to the conversion of part of the Triaxial convertible note

Share buy-back

There is no current on-market share buy-back.

Note 10. Equity - Other contributed equity

	Consolidated
	Dec 2016	Jun 2016
	$	$

Convertible loan note - Triaxial	600,000	1,716,101

On 4 December 2014, the consolidated entity and the convertible note holder (‘Triaxial’) signed a Convertible Note Deed Poll (‘Deed’) which superseded the precedent Loan Agreement between Triaxial shareholders and the consolidated entity. The Deed extinguishes the liability created by the Loan Agreement, which previously allowed for a cash settlement and now allows Triaxial to convert their debt into ordinary shares during the current financial year, providing that the company achieves defined milestones established in the schedule of the Deed. Accordingly the convertible note has been reclassified as an equity instrument rather than debt instrument.

Novogen Limited Notes to the financial statements 31 December 2016

Note 10. Equity - Other contributed equity (continued)

During the half year ended 31 December 2016, the Company reached two milestones triggering the conversion of a portion of its convertible note as follows;

•	on 11 August 2016 the Company announced the submission of an IND application. On 10 September 2016, the Company received a letter from the FDA advising the study may proceed triggering conversion of 20,000,000 ordinary shares.

•	on 31 October 2016, the Company announced it had licensed a Phase II ready molecule triggering the conversion of 16,000,000 ordinary shares.

The remaining portion of the convertible note may be exercised at the holders’ discretion as follows;

•	on completion of Phase II clinical trial or achieving Breakthrough Designation. Completion will be deemed to occur upon the receipt by the consolidated entity of a signed study report or notification of the designation: $600,000 converted into 24,000,000 ordinary shares in the consolidated entity.

There is a possibility for an early conversion of the convertible notes if a third party acquires more than 50% of the issued capital of the consolidated entity.

Note 11. Equity - reserves

	Consolidated
	Dec 2016	Jun 2016
	$	$

Available-for-sale reserve	(44,663)	(45,776)
Foreign currency reserve	(172,736)	(136,155)
Share-based payments reserve	1,963,394	1,602,323

	1,745,995	1,420,392

Share based payments reserve for Employee Share Option Plan

The company issued 5,120,000 options to employees of the Company pursuant to the Company’s Employee Share Option Plan, which was approved by the Shareholders on 4 March 2015. Please refer to Note 17 Share based payment for details.

Note 12. Equity - accumulated losses

	Consolidated
	Dec 2016	Jun 2016
	$	$

Accumulated losses at the beginning of the financial half-year	(160,506,785)	(148,444,129)
Loss after income tax benefit for the half-year	(4,182,556)	(12,062,656)
Transfer from other contributed equity	216,101	—

Accumulated losses at the end of the financial half-year	(164,473,240)	(160,506,785)

Note 13. Equity - dividends

There were no dividends paid, recommended or declared during the current or previous financial half-year.

Novogen Limited Notes to the financial statements 31 December 2016

Note 14. Business combinations

Glioblast Pty Ltd

On 31 October 2016, Novogen announced it acquired 100% of the issued shares in Glioblast Pty Ltd, a privately-held, neuro-oncology-focused Australian biotechnology company. On the same day, Novogen entered into a worldwide licensing agreement with Genentech to develop and commercialise GDC-0084 (“the Molecule”). These events have been considered a business combination in accordance with AASB 3.

Details of the acquisition are as follows:

Fair value
$

Licensing agreement	19,628,571

Net assets acquired	19,628,571
Goodwill	—

Acquisition-date fair value of the total consideration transferred	19,628,571

Representing:
Cash paid or payable to vendor	7,097,152
Novogen Limited shares issued to vendor	1,543,854
Contingent consideration	5,098,994
Deferred Tax Liability	5,888,571

19,628,571

Acquisition costs expensed to profit or loss	345,613

Cash used to acquire business, net of cash acquired:
Acquisition-date fair value of the total consideration transferred	19,628,571
Less: contingent consideration	(5,098,994)
Less: shares issued by company as part of consideration	(1,543,854)
Less: Deferred Tax Liability	(5,888,571)

Net cash used	7,097,152

14.1 Consideration transferred

Acquisition-related costs amounting to $345,000 are not included as part of consideration transferred and have been recognised as an expense in the consolidated statement of profit or loss and other comprehensive income, as part of other expenses.

14.2 Identifiable net assets

The fair values of the identifiable intangible assets have been determined provisionally at 31 December 2016 because the acquisition was completed late in the period. The Group is currently obtaining the information necessary to finalise its valuation.

The licensing agreement has been provisionally recorded at its fair value as at the date of acquisition and will be amortised over the 14-year remaining life of the underlying patents.

14.3 Goodwill

There is no goodwill that arose from this business combination.

14.4 Glioblast’s contribution to the Group’s results

Glioblast contributed $nil to the Group’s revenues and profits, respectively from the date of the acquisition to 31 December 2016. Had the acquisition occurred on 1 July 2016, both the Group’s revenue and loss for the period to 31 December 2016 would have been unaffected.

Novogen Limited Notes to the financial statements 31 December 2016

Note 14. Business combinations (continued)

14.5 Contingent consideration

Contingent consideration for the Glioblast acquisition comprises four milestone payments. The first two milestone payments are to be settled with Novogen shares, and the third and fourth milestone payments are to be settled with either cash or Novogen shares at the discretion of Novogen.

Contingent consideration for the Genentech Agreement comprises one milestone payment payable on the first commercial licensed product sale.

Each milestone payment is probability weighted for valuation purposes. The milestone payments are discounted to present value if they are expected to be paid more than 12 months after the valuation date.

Novogen is also required to pay royalties to Genentech in relation to net sales. These payments are related to future financial performance, and are not considered as part of the consideration in relation to the Genentech Agreement.

14.6 Deferred tax

	Consolidated
	Dec 2016	Jun 2016
	$	$

Deferred tax liability comprises temporary differences attributable to:
Amounts recognised in relation to:
Intangible assets	5,823,534	—

Deferred tax liability	5,823,534	—

Movements:
Credited to profit or loss	(65,037)	—
Additions through business combinations	5,888,571	—

Closing balance	5,823,534	—

Note 15. Events after the reporting period

No matter or circumstance has arisen since 31 December 2016 that has significantly affected, or may significantly affect the consolidated entity’s operations, the results of those operations, or the consolidated entity’s state of affairs in future financial years.

Note 16. Earnings per share

	Consolidated
	Dec 2016	Dec 2015
	$	$

Loss after income tax	(4,182,556)	(3,833,645)
Non-controlling interest	—	40

Loss after income tax attributable to the owners of Novogen Limited	(4,182,556)	(3,833,605)

Novogen Limited Notes to the financial statements 31 December 2016

Note 16. Earnings per share (continued)

	Consolidated
	Dec 2016	Dec 2015
	Number	Number

Weighted average number of ordinary shares used in calculating basic earnings per share	452,631,753	425,165,999

Weighted average number of ordinary shares used in calculating diluted earnings per share	452,631,753	425,165,999

	Cents	Cents
Basic earnings per share	(0.924)	(0.902)
Diluted earnings per share	(0.924)	(0.902)

24,000,000 unlisted convertible notes with a face value of $600,000, 47,050,991 unlisted options and 31,484,002 listed options have been excluded from the above calculations as they were antidilutive.

Note 17. Share-based payments

The following table shows the movement of share options during the half year ended 31 December 2016, expiry dates and exercise prices:

Dec 2016
				Balance at			Expired/	Balance at
			Exercise	the start of			forfeited/	the end of
Tranche	Grant date	Expiry date	price	the half-year	Granted	Exercised	other	the half-year

1	04/03/2015	16/12/2019	$0.150	466,470	—	—	—	466,470
2	04/03/2015	18/12/2019	$0.150	199,521	—	—	—	199,521
3	24/06/2015	30/06/2020	$0.400	5,190,000	—	—	—	5,190,000
4	15/10/2015	16/11/2020	$0.220	5,200,008	—	—	(500,000)	4,700,008
5	18/03/2016	01/02/2021	$0.199	3,000,000	—	—	—	3,000,000
6	18/03/2016	01/02/2021	$0.199	2,000,000	—	—	—	2,000,000
7	18/03/2016	01/02/2021	$0.261	2,500,000	—	—	—	2,500,000
8	05/09/2016	05/09/2021	$0.163	—	2,000,000	—	—	2,000,000
9	12/10/2016	17/10/2021	$0.156	—	620,000	—	—	620,000
10	31/10/2016	01/11/2021	$0.138	—	500,000	—	—	500,000
11	21/11/2016	23/11/2021	$0.138	—	2,000,000	—	—	2,000,000

				18,555,999	5,120,000	—	(500,000)	23,175,999

Weighted average exercise price				$0.268	$0.150	$0.000	$0.220	$0.242

Options from Tranche 1 to Tranche 3 listed above were vested and exercisable at the end of the period.

Options from Tranche 4 listed above include 1/3 vested options at the end of the period.

Options from Tranche 5 listed above include 1/4 vested and exercisable options at the end of the period.

All remaining options are expected to vest in future periods.

The weighted average remaining contractual life of options outstanding at the end of the period is 4.04 years.

Novogen Limited Notes to the financial statements 31 December 2016

Note 17. Share-based payments (continued)

Employee share options

During the half year ended 31 December 2016, 5,120,000 options have been issued to the employees during the year by the consolidated entity pursuant to the Company’s Employee Share Option Plan.

•	Tranche 8 of 2,000,000 options vesting equally over 4 years
•	Tranche 9 of 620,000 options vesting equally over 4 years
•	Tranche 10 of 500,000 options vesting equally over 3 years
•	Tranche 11 of 2,000,000 options vesting equally over 4 years.

An option will only vest if the option holder continues to be a full-time employee with the Company or an Associated Company during the vesting period relating to the option.

Conditions for an option to be exercised:

•	The option must have vested and a period of 1 years from the date the option was issued must have expired;
•	Option holder must have provided the Company with an Exercise Notice and have paid the Exercise Price for the option.
•	The Exercise Notice must be for the exercise of at least the Minimum Number of Options;
•	The Exercise Notice must have been provided to the Company and Exercise Price paid before the expiry of 5 years from the date the Option is issued.

Options Valuation

In order to obtain a fair valuation of these options, the following assumptions have been made:

The Black Scholes option valuation methodology has been used with the expectation that the majority of these options would be exercised towards the end of the term of these options. Inputs into the Black Scholes model includes the share price at grant date, exercise price, volatility, and the risk free rate of a five year Australian Government Bond on grant date.

The exercise prices and expiry dates of these options are disclosed in the table below.

Tranches 1, 2 and 3 options do not have any vesting conditions and vest immediately on the grant date. These options are unlisted as at 31 December 2016. To reflect the unlisted status of the options, a discount rate of 20% to 30% may be applicable. No discount rate was applied in this instance.

Based on the above assumptions, the table below sets out the valuation for each remaining tranche of options.

Tranche	Grant date	Expiry date	Share price at Grant Date	Exercise price	Volatility (%)	Remaining Option Life(Years)	Fair value per option

1	04/03/2015	16/12/2019	$0.180	$0.150	120.00%	2.96	$0.150
2	04/03/2015	18/12/2019	$0.180	$0.150	120.00%	2.96	$0.150
3	24/06/2015	30/06/2020	$0.245	$0.400	150.00%	3.50	$0.217
4	15/10/2015	16/11/2020	$0.140	$0.220	158.11%	3.88	$0.128
5	18/03/2016	01/02/2021	$0.115	$0.199	130.00%	4.09	$0.081
6	18/03/2016	01/02/2021	$0.115	$0.199	130.00%	4.09	$0.086
7	18/03/2016	01/02/2021	$0.115	$0.261	130.00%	4.09	$0.087
8	05/09/2016	05/09/2021	$0.105	$0.163	70.00%	4.68	$0.051
9	12/10/2016	17/10/2021	$0.098	$0.156	70.00%	4.80	$0.048
10	31/10/2016	01/11/2021	$0.090	$0.138	70.00%	4.84	$0.044
11	21/11/2016	23/11/2021	$0.092	$0.138	70.00%	4.90	$0.046

Novogen Limited Directors’ declaration 31 December 2016

In the directors’ opinion:

•	the attached financial statements and notes comply with the Corporations Act 2001, Australian Accounting Standard AASB 134 ‘Interim Financial Reporting’, the Corporations Regulations 2001 and other mandatory professional reporting requirements;

•	the attached financial statements and notes give a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and of its performance for the financial half-year ended on that date; and

•	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

Signed in accordance with a resolution of directors made pursuant to section 303(5)(a) of the Corporations Act 2001.

On behalf of the directors

John O’Connor

Chairman

22 February 2017

Sydney

Level 17, 383 Kent Street

Sydney NSW 2000

Correspondence to:

Locked Bag Q800

QVB Post Office

Sydney NSW 1230

T +61 2 8297 2400

F +61 2 9299 4445

E info.nsw@au.gt.com

W www.grantthornton.com.au

INDEPENDENT AUDITOR’S REVIEW REPORT

TO THE MEMBERS OF NOVOGEN LIMITED

We have reviewed the accompanying half-year financial report of Novogen Limited (the Company), which comprises the consolidated financial statements being the statement of financial position as at 31 December 2016, and the statement of profit or loss and other comprehensive income, statement of changes in equity and statement of cash flows for the half-year ended on that date, notes comprising a statement or description of accounting policies, other explanatory information and the directors’ declaration of the consolidated entity, comprising both the Company and the entities it controlled at the half-year’s end or from time to time during the half-year.

Directors’ Responsibility for the Half-year Financial Report

The Directors of Novogen Limited are responsible for the preparation of the half-year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such controls as the Directors determine is necessary to enable the preparation of the half-year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express a conclusion on the consolidated half-year financial report based on our review. We conducted our review in accordance with the Auditing Standard on Review Engagements ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the half-year financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Novogen Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

Grant Thornton Audit Pty Ltd ACN 130 913 594

a subsidiary or related entity of Grant Thornton Australia Ltd ABN 41 127 556 389

‘Grant Thornton’ refers to the brand under which the Grant Thornton member firms provide assurance, tax and advisory services to their clients and/or refers to one or more member firms, as the context requires. Grant Thornton Australia Ltd is a member firm of Grant Thornton International Ltd (GTIL). GTIL and the member firms are not a worldwide partnership. GTIL and each member firm is a separate legal entity. Services are delivered by the member firms. GTIL does not provide services to clients. GTIL and its member firms are not agents of, and do not obligate one another and are not liable for one another’s acts or omissions. In the Australian context only, the use of the term ‘Grant Thornton’ may refer to Grant Thornton Australia Limited ABN 41 127 556 389 and its Australian subsidiaries and related entities. GTIL is not an Australian related entity to Grant Thornton Australia Limited.

Liability limited by a scheme approved under Professional Standards Legislation.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we complied with the independence requirements of the Corporations Act 2001.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Novogen Limited is not in accordance with the Corporations Act 2001, including:

a	giving a true and fair view of the consolidated entity’s financial position as at 31 December 2016 and of its performance for the half-year ended on that date; and

b	complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

GRANT THORNTON AUDIT PTY LTD

Chartered Accountants

S M Coulton

Partner - Audit & Assurance

Sydney, 22 February 2017